SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                   Metric Partners Growth Suite Investors, LP
                        A California limited partnership
                        --------------------------------
                            (Name of Subject Company)

      at $86 (plus release from certain litigation claims) Net Per Unit by by

                                Kenneth E. Nelson
                                -----------------
                             (Name of Filing Person)

                            Limited Partnership Units
                            -------------------------
                         (Title or Class of Securities)

                                Kenneth E. Nelson
                         4107 W. Gazebo Hill Blvd. N107
                                Mequon, WI 53092
                                  262-242-6653
                                  ------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            Calculation of Filing Fee

================================================================================

        Transaction Valuation*                     Amount of Filing Fee
              $2,580,000                                  $208.72

================================================================================
*For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,000 Units at a purchase price of $86 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------

Amount Previously Paid:   $208.72               Filing Party: Kenneth E. Nelson
Form of Registration No.: Schedule TO/T         Date Filed:   May 14, 2003

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                                 AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 14, 2003 (the "Schedule TO") by Kenneth E. Nelson to purchase 30,000 units (the "Units") of limited partnership assignee interests in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership"), at $86 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), plus a release from certain litigation claims, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(1) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

     Item 1--Summary Term Sheet

     The fourth question of the Summary Term Sheet is amended in its entirety to read as follows:

-Am I being sued? What can I do about it?

Yes, you and the other Limited Partners are named, as a class, as defendants in a fraudulent transfer lawsuit filed in San Francisco as a result of the transfer by the Partnership of $16.8 million in January, 1998. It is alleged that that transfer was made to put assets out of the reach of the Partnership's creditors. The suit seeks to force you to return that distribution, which was $275 per Unit. $275 per Unit is your maximum liability in such action, and a judgment against you in your personal capacity is sought. However, if you tender all of your Units to me, and if I purchase any of your Units, you will be given a release from liability in such lawsuit. See "THE OFFER--Section 1--Terms of the Offer."

The question and answer section is supplemented as follows:

-What if the general partners contest their removal?

My Offer is contingent upon the removal of the current general partners. Thus, if the general partners contest their removal then payment for your Units will be delayed, to the extent permitted by law. Should the general partners contest their removal, I intend to extend the Offer, as appropriate, to permit a court to make its decision. Upon the expiration of the Offer, as extended, payment will be made promptly for the Units.

     Item 4--Terms of the Transaction

Section 5 is supplemented as follows: This Offer will be terminated only upon the occurrence of certain of the specified conditions identified elsewhere in this Offer. See "THE OFFER--SECTION 15--Conditions of the Offer."

Section 15 is supplemented as follows: Anything to the contrary notwithstanding, all conditions to the Offer must be satisfied or waived prior to the expiration of the Offer, as extended.

     Item 7--Source and Amount of Funds or Other Consideration

Section 13 is supplemented as follows: The Loan has not yet been made. The Loan will be made upon the satisfaction of all conditions to the Offer, and will allow me to promptly pay you for your Units. At such time as the Loan is made, the Units will be the collateral for the Loan. While I have a negative net worth in excess of $10 million (meaning my liabilities exceed my assets), I am able to meet my obligations in a timely manner, other than my obligations to GP Credit. GP Credit has determined that the Units are sufficient collateral to justify the making of the Loan.

     Item 12--Exhibits

     Item 12 is hereby amended as follows:

Exhibit (a)(2), previously identified as a transmittal letter, is hereby identified as a cover letter.

     The following exhibits, which are attached, are added:

     (a)(6) Letter to Unitholders dated June 19, 2003.
     (a)(7) Press release dated June 19, 2003

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003

/s/ Kenneth E. Nelson
------------------------
Kenneth E. Nelson

                                  EXHIBIT INDEX

                                                                 Sequential
Exhibit No                 Description                           Page Number
--------------------------------------------------------------------------------

(a)(1) -     Offer to Purchase, dated May 14, 2003.*                5-36
--------------------------------------------------------------------------------
(a)(2) -     Transmittal letter, dated May 14, 2003.*               37-38
--------------------------------------------------------------------------------
(a)(3) -     Agreement of Sale*                                     39-42
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(a)(4) -     Solicitation Statement, dated May 14, 2003.*           43-62
--------------------------------------------------------------------------------
(a)(5) -     Summary Advertisement*                                  63
--------------------------------------------------------------------------------
(a)(6) -     Letter to Unitholders, dated June 19, 2003             66-67
--------------------------------------------------------------------------------

(a)(7) -     Press release dated June 19, 2003                       68
--------------------------------------------------------------------------------
(b) -        Loan Agreement, dated April 17, 2003.*                 64-65
--------------------------------------------------------------------------------
(c) -        Not applicable.
--------------------------------------------------------------------------------
(d) -        Not applicable.
--------------------------------------------------------------------------------
(e) -        Not applicable.
--------------------------------------------------------------------------------
(f) -        Not applicable.
--------------------------------------------------------------------------------
(g) -        Not applicable.
--------------------------------------------------------------------------------
(h) -        Not applicable.
--------------------------------------------------------------------------------

*Previously filed

                                                                  EXHIBIT (a)(6)

Kenneth E. Nelson
4107 W. Gazebo Hill Blvd. N107
Mequon, WI 53092

June 19, 2003

                           Offer To Purchase Units in
                   Metric Partners Growth Suite Investors, LP
       For $86 Net per Unit (plus release from certain litigation claims)

Dear Limited Partner:

I hereby extend the expiration date of the solicitation period for my offer dated May 14, 2003 to and including October 31, 2003. The Managing General Partner ("MGP") has recommended that you not tender your Units to me. In support of such recommendation, the MGP made a number of false statements, and also failed to disclose certain conflicts of interest it has with respect to the tender offer. The MGP has filed a lawsuit against me to prevent me from purchasing your Units. This lawsuit is baseless, and I will contest it vigorously. The extension of the solicitation period is intended to give the court time to resolve the issues in such litigation, and then to allow the tender to be completed.

You should consider the credibility of the MGP in recommending that you not tender your Units. Among the factors you might consider are:

-The MGP admits, in the Complaint initiating the lawsuit referenced above, that $86 is a fair value for the units.

-The MGP did not oppose a tender offer for just $20 per Unit last year, yet opposes this Offer for $86. The $20 offer did not call for a change in management, while this Offer does.

-The MGP was unable to determine a Net Asset Value in the annual report dated March 21, 2003, but now tells you that your Units are worth $139 per Unit.

-The MGP states that Orlando Residence, Ltd. holds a Tennessee judgment against me. This is not true. The MGP knows that the judgment has been reversed.

-The MGP tells you that the existence of a receiver could jeopardize my purchase of your Units. However, the appointment of the receiver in Tennessee state court has been determined to be a nullity by the Federal District Court for the Eastern District of Wisconsin, which has also determined that GP Credit Co., LLC, properly purchased the claims against the Partnership once held by Nashville Lodging Co.

In responses to comments from the SEC, the Offer is amended to include the following information.

The question and answer section is revised as follows:

-Am I being sued? What can I do about it?

Yes, you and the other Limited Partners are named, as a class, as defendants in a fraudulent transfer lawsuit filed in San Francisco as a result of the transfer by the Partnership of $16.8 million in January, 1998. It is alleged that that transfer was made to put assets out of the reach of the Partnership's creditors. The suit seeks to force you to return that distribution, which was $275 per Unit. $275 per Unit is your maximum liability in such action, and a judgment against you in your personal capacity is sought. However, if you tender all of your Units to me, and if I purchase any of your Units, you will be given a release from liability in such lawsuit. See "THE OFFER--Section 1--Terms of the Offer."

The question and answer section is supplemented as follows:

-What if the general partners contest their removal?

My Offer is contingent upon the removal of the current general partners. Thus, if the general partners contest their removal then payment for your Units will be delayed, to the extent permitted by law. Should the general partners contest their removal, I intend to extend the Offer, as appropriate, to permit a court to make its decision. Upon the expiration of the Offer, as extended, payment will be made promptly for the Units.

Section 5 is supplemented as follows: This Offer will be terminated only upon the occurrence of certain of the specified conditions identified elsewhere in this Offer. See "THE OFFER--SECTION 15--Conditions of the Offer."

Section 13 is supplemented as follows: The Loan has not yet been made. The Loan will be made upon the satisfaction of all conditions to the Offer, and will allow me to promptly pay you for your Units. At such time as the Loan is made, the Units will be the collateral for the Loan. While I have a negative net worth in excess of $10 million (meaning my liabilities exceed my assets), I am able to meet my obligations in a timely manner, other than my obligations to GP Credit. GP Credit has determined that the Units are sufficient collateral to justify the making of the Loan.

Section 15 is supplemented as follows: Anything to the contrary notwithstanding, all conditions to the Offer must be satisfied or waived prior to the expiration of the Offer, as extended.

If you have any questions, please call D.F. King & Co., Inc., the information agent, at 800-949-2583.

Sincerely,

/s/ Kenneth E. Nelson

                                                                  EXHIBIT (a)(7)

        Ken Nelson Announces Extension of Expiration Date of Tender Offer

                For Metric Partners Growth Suite Investors, L.P.

     NEW YORK, June 23 /PRNewswire/ -- Kenneth Nelson today announced that it is extending the expiration date of his tender offer to purchase up to 30,000 partnership units of Metric Partners Growth Suite Investors, L.P. until 5:00 pm, New York City time, on October 31, 2003, unless the Offer is extended to a later date and time.

Approximately 1,670 units have been tendered pursuant to the tender offer as of the close of business on June 19, 2003.

SOURCE Kenneth Nelson

CONTACT: Edward McCarthy of D.F. King & Co., Inc., +1-212-493-6952, for Kenneth Nelson